Exhibit 12.1

               Ratio of Earnings to Fixed Charges

McMoRan Exploration Co.'s ratio of earnings to fixed charges was as follows for the years indicated:

            Years ended December 31,
            ------------------------
            2000      1999      1998
            ----      ----      ----
            1.01x      - a       - a


a. McMoRan recorded net losses from continuing operations of $2.8 million during 1999 and $17.6 million during 1998. These losses were inadequate to cover its fixed charges of $8.5 million in 1999 and $1.3 million in 1998.